

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

David Lazar
Chief Executive Officer
PhoneBrasil International, Inc.
1185 Avenue of the Americas
3rd Floor
New York, NY 10036

>   **Re: PhoneBrasil International, Inc.**
>   **Amendment No. 1 to Form 10-12G**
>   **Filed July 9, 2020**
>   **File No. 000-56176**

Dear Mr. Lazar:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Item 3. Security Ownership of Certain Beneficial Owners and Managment, page 19

1.　　We note your response to comment 1. To the extent Mr. Lazar exercises control over his securities through Custodian Ventures, LLC, please disclose. Additionally, please clarify the reference to footnote 2.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 20

2.　　We note your response to comment 2 and reissue our comment. Please ensure that all business experience for David Lazar is disclosed, as required by Item 401(e) of Regulation S-K. We note, for example only, Mr. Lazar's association with Finotec Group, Inc. and Superbox, Inc. Please disclose your promoter's prior performance history with such companies, including:

- The company's name;
- Your promoter's relationship with the company;
- Whether the company has engaged in a business combination;
- Whether the company registered any offerings under the Securities Act; and
- Whether any transaction resulted in termination of your promoter's association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matthew McMurdo, Esq.